CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in this Post-Effective Amendment No. 27 to Registration Statement Amendment No. 333-62166 on Form N-1A of our reports dated December 24, 2014, relating to the financial statements and financial highlights of Pioneer Emerging Markets Local Currency Debt Fund, Pioneer Global High Yield Fund and Pioneer Global Multisector Income Fund, each a fund of Pioneer Series Trust VII (the "Trust"), appearing in the Annual Report on
Form N-CSR of the Trust for the year ended October 31, 2014. We also consent to the references to us under the headings "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" and "Financial Statements" in the Statement of Additional Information, which are part of such Registration Statement.


/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 23, 2015